parmalat

RECEIVED

2007 APR -2 A 10:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

07022050

Collecchio, March 20, 2007

SUPPL

Re: Parmalat S.p.A. File No. 82-34888.
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Antonella Rigoli

PROCESSED
APR 0 6 2007
THOMSON FINANCIAL

Enclosures

dw 4/2

PRESS RELEASE

Parmalat prevails in Citigroup's motion to appeal

Parmalat S.p.A. communicates that the Superior Court of New Jersey, Appellate Division, has again rejected Citigroup's Motion for Leave to Appeal the denial of the motion to dismiss Parmalat's complaint against the bank on the basis of forum non conveniens Parmalat's suit against Citigroup continues in New Jersey, the forum originally selected by Parmalat.

Parmalat S.p.A

Collecchio, March 16th, 2007

Contacts
e-mail: affari.societari@parmalat.net

PRESS RELEASE

Boschi Luigi & Figli S.p.A. is selling its subsidiaries in Portugal

Parmalat S.p.A. communicates that, as part of the rationalisation of its portfolio of holdings and in compliance with the divestment plan set out in the Proposal of Composition approved on July 27, 2006, its subsidiary Boschi Luigi & Figli S.p.A. has signed, in the past days, an agreement for the sale of its Portuguese companies: **Italagro** (Industria da Transformaçao de Productos Alimentares sa) and **FIT** (Fomento da Industria do Tomate sa) to the Portuguese company HIT (Holding da Industria Transformadora do Tomate sgps sa). The base price agreed is of euro 5.316.970,00.

The sale is subject, *inter alia*, to the condition precedent consisting in the release of the guarantees issued by Boschi Luigi & Figli S.p.A. in favour of Portuguese banks in connection with the refinancing of the subsidiary Italagro during 2004.

The price shall be paid in two instalments, the first of which will be of Euro 4,936,850.00 on the date of sale; the second instalment equal to Euro 380,120.00 within four months of the payment of the first instalment. Finally, this price will be increased by an amount equivalent to that which the European Union is expected to pay to Italagro and to Fit following a proceeding which is pending at present.

Italagro and Fit are not entirely consolidated in the consolidated balance sheet of Parmalat Group because they are under dismissal.

Parmalat S.p.A

Collecchio, March 16th, 2007

Contacts
e-mail: affari.societari@parmalat.net

PRESS RELEASE

Bankruptcy protection under "Section 304"

Parmalat S.p.A. communicates that the hearing for the conversion of the section 304 injunction from temporary to permanent will be held on May 2nd, 2007. Temporary protection is extended until May 4th, 2007.

Parmalat S.p.A.

Collecchio (PR), March 5th, 2007

Corporate contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 281.919 euros to 1,641,996,145 euros from 1,641,714,226 euros. The share capital increase is due to the assignation of 6.890 shares and to the conversion of warrants for 275.029 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 44.491.941 shares representing approximately 2.7% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 16.147.993 or 1.0% of the share capital, registered in the name of individually identified commercial creditors, are still deposited in the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 16.124.843 shares as at 25 January 2007);
- 28.343.948 or 1.7% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - -120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - -28.223.948 or 1.7% of the share capital that pertain to currently undisclosed creditors (compared with 31.428.842 shares as at 25 January 2007).

Collecchio (Pr), 23 February 2007

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

Deloitte & Touche S.p.A.

PRESS RELEASE

Settlement Agreement between Parmalat SpA and Deloitte & Touche SpA and Dianthus SpA Approved

Parmalat SpA and Deloitte & Touche SpA and Dianthus SpA (the firm that operated in Italy under the Deloitte & Touche name until July 2003) announce that, with reference to the press release issued on January 12, 2007 in connection with the settlement agreement entered into by them on the same date, a judge in the Southern District Court of New York has issued yesterday an order granting the application of Deloitte & Touche SpA and Dianthus SpA, as well as of Deloitte & Touche LLP, Deloitte & Touche USA LLP, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Auditores Independentes, for a contribution bar. As a result of this order, the settlement agreement has now become final, the consideration payable to Parmalat SpA has become due and the initial payment under the settlement agreement shall be made no later than February 23, 2007.

The parties express satisfaction at the amicable resolution that they have reached.

Collecchio, 21 February 2007

Parmalat S.p.A.
Corporate contacts:
e-mail: affari.societari@parmalat.net

Deloitte & Touche S.p.A.
Corporate contacts:
CommunicationsTeam@deloitte.it
02-89098071

parmalat

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 6,341,475 euros to 1,648,337,620 euros from 1,641,996,145 euros. The share capital increase is due to the assignation of 128,873 shares and to the conversion of warrants for 6,212,602 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 43,540,879 shares representing approximately 2.6% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 16,147,888 or 1.0% of the share capital, registered in the name of individually identified commercial creditors, are still deposited in the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 16,147,993 shares as at 23 February 2007);
- 27,392,991 or 1.7% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - -120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - -27,272,991 or 1.7% of the share capital that pertain to currently undisclosed creditors (compared with 28,223,948 shares as at 23 February 2007).

Collecchio (Pr), 20 March 2007

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

END